================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-10042

                             -----------------------

                                    FORM 11-K


  (Mark One)
/X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
    1934

    For the year ended December 31, 1995         Commission file number  1-9553

                                       OR

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


                       THE SAVINGS AND INVESTMENT PLAN FOR
                       EMPLOYEES OF PVI TRANSMISSION INC.
          ------------------------------------------------------------
                            (Full title of the plan)


                                   VIACOM INC.
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


                                  1515 Broadway
                            New York, New York 10036
          ------------------------------------------------------------
                    (Address of principal executive offices)


================================================================================

                       THE SAVINGS AND INVESTMENT PLAN FOR
                       EMPLOYEES OF PVI TRANSMISSION INC.

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1995

                                      INDEX
                                      -----

                                                                        Pages
                                                                        -----
(a) Financial Statements
      Report of Independent Accountants...............................     1

      Statement of net assets available for benefits, with fund
         information at December 31, 1995.............................     2

      Statement of net assets available for benefits, with fund
         information at December 31, 1994.............................     3

      Statement of changes in net assets available for benefits, with
         fund information for the year ended December 31, 1995........     4

      Statement of changes in net assets available for benefits, with
         fund information for the year ended December 31, 1994........     5

      Notes to financial statements...................................  6 - 13

                                                                       Schedules
                                                                       ---------
    Additional information:
      Item 27a - Schedule of assets held for investment purposes at
         December 31, 1995............................................     I
      Item 27d - Schedule of reportable transactions..................    II

    All other schedules are omitted as not applicable or not required.

(b) Exhibit I - Consent of Independent Accountants

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                 THE SAVINGS AND INVESTMENT PLAN FOR
                                 EMPLOYEES OF PVI TRANSMISSION INC.


Date: June 28, 1996             By:          Marguerite Heilman
                                     ----------------------------------
                                             Marguerite Heilman
                                     Member of the Retirement Committee

                        Report of Independent Accountants

June 28, 1996

To the Participants and
Administrator of the
Savings and Investment Plan
for Employees of PVI Transmission Inc.

In our opinion, the financial statements in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Savings and Investment Plan for Employees of PVI Transmission Inc., (the "Plan") at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information listed in the accompanying index is presented for purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits for each fund. The supplemental schedules and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
New York, New York

                       THE SAVINGS AND INVESTMENT PLAN FOR

                       EMPLOYEES OF PVI TRANSMISSION INC.

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1995



                                                                           Fund Information
                                     ----------------------------------------------------------------------------------------------
                                                              Putnam       Putnam                      Putnam   Viacom Inc.
                                      Putnam     Putnam      Fund for    U.S. Gov't     Certus          Money     Common
                                     Voyager      Vista       Growth       Income      Interest        Market      Stock      Loan
                                       Fund       Fund      and Income     Trust      Income Fund       Fund       Fund       Fund
                                       ----       ----      ----------     -----      -----------       ----       ----       ----
Assets:
- ------

Investments:
  Registered investment companies.. $ 2,320,783 $ 1,190,172  $ 1,182,107 $   255,767              $    94,556
  Plan's interest in Master Trust..                                                   $   291,577
  Viacom Inc. Class B Common Stock.                                                                           $   127,641
  Loans to participants............                                                                                         $124,320
                                    ----------- -----------  ----------- -----------  ----------- ----------- -----------   --------

           Total investments.......   2,320,783   1,190,172    1,182,107     255,767      291,577      94,556     127,641    124,320
                                    ----------- -----------  ----------- -----------  ----------- ----------- -----------   --------

Receivables:
  Interest income..................                                                                                              680
  Contributions receivable:
    Employer.......................      36,454      17,316       19,138       4,557        6,379       1,823       5,468
    Employees......................       1,990       1,276        1,276                      204                     357
                                    ----------- -----------  ----------- -----------  ----------- ----------- -----------   --------

Net assets available for benefits.. $ 2,359,227 $ 1,208,764  $ 1,202,521 $   260,324  $   298,160 $    96,379 $   133,466   $125,000
                                    =========== ===========  =========== ===========  =========== =========== ===========   ========



                                             Total
                                             -----
Assets:
- ------

Investments:
  Registered investment companies..        $ 5,043,385
  Plan's interest in Master Trust..            291,577
  Viacom Inc. Class B Common Stock.            127,641
  Loans to participants............            124,320
                                           -----------

           Total investments.......          5,586,923
                                           -----------

Receivables:
  Interest income..................                680
  Contributions receivable:
    Employer.......................             91,135
    Employees......................              5,103
                                           -----------

Net assets available for benefits..        $ 5,683,841
                                           ===========




                See accompanying notes to the financial statements.

                       THE SAVINGS AND INVESTMENT PLAN FOR

                       EMPLOYEES OF PVI TRANSMISSION INC.

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1994



                                                                        Fund Information
                                        --------------------------------------------------------------------------------------------
                                                                      Putnam        Putnam                     Putnam
                                         Putnam         Putnam         Fund        U.S. Gov't    Certus         Money
                                         Voyager         Vista      for Growth      Income      Interest       Market         Loan
                                          Fund           Fund       and Income       Trust     Income Fund      Fund          Fund
                                          ----           ----       ----------       -----     -----------      ----          ----
Assets:
- ------

Investments:
  Registered investment companies      $  980,103      $479,515      $504,527      $138,507                    $55,301
  Plan's interest in Master Trust                                                                $166,987
  Loans to participants .........                                                                                           $ 26,671
                                       ----------      --------      --------      --------      --------      -------      --------


           Total investments ....         980,103       479,515       504,527       138,507       166,987       55,301        26,671
                                       ----------      --------      --------      --------      --------      -------      --------

  Contributions receivable:
    Employer ....................          67,686        39,721        40,299         9,023        11,898        3,402
    Employees ...................           2,140         2,253         1,531           326           232           97
                                       ----------      --------      --------      --------      --------      -------      --------

Net assets available for benefits      $1,049,929      $521,489      $546,357      $147,856      $179,117      $58,800      $ 26,671
                                       ==========      ========      ========      ========      ========      =======      ========





                                            Total
                                            -----
Assets:
- ------

Investments:
  Registered investment companies         $2,157,953
  Plan's interest in Master Trust            166,987
  Loans to participants .........             26,671
                                          ----------

           Total investments ....          2,351,611
                                          ----------

  Contributions receivable:
    Employer ....................            172,029
    Employees ...................              6,579
                                          ----------

Net assets available for benefits         $2,530,219
                                          ==========





             See accompanying notes to the financial statements.

                       THE SAVINGS AND INVESTMENT PLAN FOR

                       EMPLOYEES OF PVI TRANSMISSION INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                           YEAR ENDED DECEMBER 31, 1995



                                                                              Fund Information
                                          ------------------------------------------------------------------------------------------
                                                                    Putnam Fund   Putnam     Certus     Putnam  Viacom Inc.
                                            Putnam       Putnam         for      U.S. Gov't Interest     Money    Common
                                            Voyager      Vista       Growth and    Income    Income     Market     Stock      Loan
                                             Fund         Fund         Income      Trust      Fund       Fund      Fund       Fund
                                             ----         ----         ------      -----      ----       ----      ----       ----
Additions (deductions) to net assets
  attributed to:

  Contributions:
    Employer ............................ $   896,838  $   464,081  $   474,372  $ 109,959  $ 133,559  $ 42,258  $  52,503
    Employees ...........................      31,610       15,513       12,237      1,991      3,113       732      2,592
    Rollover ............................      14,777        1,884       13,094        565      6,717     1,625

  Investment income .....................     119,652       99,284       70,995     14,086                4,100        417  $  6,193

  Plan's interest in Master Trust
    investment income ...................                                                      15,419

  Net appreciation (depreciation) in fair
    value of investments ................     439,879      183,391      189,965     15,398                          (1,027)

  Interfund transfers and loan
    activity, net .......................     (64,719)     (17,251)     (43,772)   (10,615)   (26,855)  (10,607)    79,317    94,502
                                          -----------  -----------  -----------  ---------  ---------  --------  ---------  --------

    Total additions .....................   1,438,037      746,902      716,891    131,384    131,953    38,108    133,802   100,695
                                          -----------  -----------  -----------  ---------  ---------  --------  ---------  --------

Deductions to net assets attributed to:

  Participants benefits paid ............     128,414       59,499       60,578     18,875     12,876       513        315     2,366

  Plan expenses .........................         325          128          149         41         34        16         21
                                          -----------  -----------  -----------  ---------  ---------  --------  ---------  --------

    Total deductions ....................     128,739       59,627       60,727     18,916     12,910       529        336     2,366
                                          -----------  -----------  -----------  ---------  ---------  --------  ---------  --------

    Net additions .......................   1,309,298      687,275      656,164    112,468    119,043    37,579    133,466    98,329

Net assets available for benefits,
  beginning of year .....................   1,049,929      521,489      546,357    147,856    179,117    58,800       --      26,671
                                          -----------  -----------  -----------  ---------  ---------  --------  ---------  --------

Net assets available for benefits, end
  of year ............................... $ 2,359,227  $ 1,208,764  $ 1,202,521  $ 260,324  $ 298,160  $ 96,379  $ 133,466  $125,000
                                          ===========  ===========  ===========  =========  =========  ========  =========  ========




                                               Total
                                               -----
Additions (deductions) to net assets
  attributed to:

  Contributions:
    Employer ............................   $2,173,570
    Employees ...........................       67,788
    Rollover ............................       38,662

  Investment income .....................      314,727

  Plan's interest in Master Trust
    investment income ...................       15,419

  Net appreciation (depreciation) in fair
    value of investments ................      827,606

  Interfund transfers and loan
    activity, net .......................         --
                                            ----------

    Total additions .....................    3,437,772
                                            ----------

Deductions to net assets attributed to:

  Participants benefits paid ............      283,436

  Plan expenses .........................          714
                                            ----------

    Total deductions ....................      284,150
                                            ----------

    Net additions .......................    3,153,622

Net assets available for benefits,
  beginning of year .....................    2,530,219
                                            ----------

Net assets available for benefits, end
  of year ...............................   $5,683,841
                                            ==========



              See accompanying notes to the financial statements.

                       THE SAVINGS AND INVESTMENT PLAN FOR

                       EMPLOYEES OF PVI TRANSMISSION INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                           YEAR ENDED DECEMBER 31, 1994



                                                                       Fund Information
                                      -------------------------------------------------------------------------------
                                                                 Putnam                  Certus     Putnam
                                        Putnam       Putnam     Fund for     Putnam     Interest     Money
                                        Voyager       Vista    Growth and  U.S. Gov't    Income     Market     Loan
                                         Fund         Fund       Income   Income Trust    Fund       Fund      Fund       Total
                                      -----------   ---------   ---------   ---------   ---------   -------  --------  -----------
Additions (deductions) to net assets
  attributed to:

  Contributions:
    Employer .......................  $   962,468   $ 520,488   $ 531,512   $ 138,277   $ 163,080   $47,198            $ 2,363,023
    Employees ......................       38,885      23,793      19,441       8,642       6,084     2,950                 99,795
    Rollover .......................       48,049       4,736      13,054       3,835       7,369     2,656                 79,699

  Investment income ................       38,156       3,378      23,675       4,674                 1,005   $   437       71,325

  Plan's interest in Master Trust
    investment income ..............                                                        5,441                            5,441

  Net depreciation in fair
    value of investments ...........         (147)     (9,427)    (22,405)     (4,264)                                     (36,243)

  Interfund transfers and loan
    activity, net ..................      (14,487)    (10,072)     (2,838)     (2,451)     (1,713)    5,327    26,234         --
                                      -----------   ---------   ---------   ---------   ---------   -------  --------  -----------


    Total additions ................    1,072,924     532,896     562,439     148,713     180,261    59,136    26,671    2,583,040
                                      -----------   ---------   ---------   ---------   ---------   -------  --------  -----------

Deductions to net assets attributed to:

  Participants benefits paid .......       22,907      11,374      16,062         853       1,123       335                 52,654

  Plan expenses ....................           88          33          20           4          21         1                    167
                                      -----------   ---------   ---------   ---------   ---------   -------  --------  -----------

    Total deductions ...............       22,995      11,407      16,082         857       1,144       336                 52,821
                                      -----------   ---------   ---------   ---------   ---------   -------  --------  -----------

    Net additions ..................    1,049,929     521,489     546,357     147,856     179,117    58,800    26,671    2,530,219

Net assets available for benefits,
  beginning of year ................         --          --          --          --          --        --        --           --
                                      -----------   ---------   ---------   ---------   ---------   -------  --------  -----------

Net assets available for benefits,
  end of year ......................  $ 1,049,929   $ 521,489   $ 546,357   $ 147,856   $ 179,117   $58,800  $ 26,671  $ 2,530,219
                                      ===========   =========   =========   =========   =========   =======  ========  ===========

              See accompanying notes to the financial statements.

                       THE SAVINGS AND INVESTMENT PLAN FOR

                       EMPLOYEES OF PVI TRANSMISSION INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION:
- -------------------------

General:
- -------

The following is a brief description of The Savings and Investment Plan for Employees of PVI Transmission Inc. (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan is a defined contribution plan. The Plan was established on January 1, 1994 and was offered on a voluntary basis to substantially all employees of PVI Transmission Inc. and its subsidiaries ("PVI"). PVI is a subsidiary of National Amusements, Inc. ("NAI"). NAI owned approximately 25% of Viacom Inc. Class A and B Common Stock on a combined basis as of December 31, 1995.

Prior to January 1, 1994, participants in the Plan were previously employed by an affiliated company of Viacom Inc. (the "Affiliated Company") and therefore, were eligible to participate in the Affiliated Company's defined contribution plan (the "Affiliated Plan"). Previously existing account balances in the Affiliated Plan remain subject to the Affiliated Plan provisions.

Eligible employees may become participants in the Plan following completion of twelve months of employment service for PVI or the Affiliated Company (collectively, the "Company"), generally measured from date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a committee appointed by the Board of Directors of PVI. Although PVI anticipates that the Plan will continue indefinitely, it reserves the right by action of its Board of Directors to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

Investment and Participant Accounts (See note 7):
- ------------------------------------------------

Putnam Fiduciary Trust Company (the "Trustee") is the trustee and custodian of Plan assets.

Plan participants have the option of investing their contributions, employer matching contributions or existing account balances among the following funds:
(1) Putnam Voyager Fund; (2) Putnam Vista Fund; (3) The Putnam Fund for Growth and Income; (4) Putnam U. S. Government Income Trust; (5) Certus Interest Income Fund; (6) Putnam Money Market Fund; and effective May 1, 1995 (7) Viacom Inc. Common Stock Fund. Each of the funds, except for the Certus Interest Income Fund and the Viacom Inc. Common Stock Fund, are managed by Putnam Management Company, Inc. and, therefore, are identified as parties-in-interest. The Certus Interest Income Fund, is managed by the Certus Financial Corporation ("Certus") and primarily invests in guaranteed investment contracts and bank investment contracts, some of which are created by way of the concurrent purchase of a bank guarantee contract and a United States government security (the "pass through" contract). The Viacom Inc. Common Stock Fund invests in shares of Viacom Inc. Class B Common Stock and therefore is identified as a party-in-interest. Investment elections are required to be in multiples of

                       THE SAVINGS AND INVESTMENT PLAN FOR

                       EMPLOYEES OF PVI TRANSMISSION INC.

                    NOTES TO FINANCIAL STATEMENTS (continued)

5% and can be changed at any time. The Plan is intended to meet the requirements of ERISA Section 404 (c). Thus, to the extent participants exercise control over the investment of contributions, neither the Plan nor any Plan fiduciary will be responsible for any losses which may occur.

Effective January 1, 1994, PVI and the Affiliated Company entered into a master trust agreement ("Master Trust") with the Trustee for the purpose of permitting the commingling of investments of the Plan, the Affiliated Plan and, effective October 1, 1995, a collective bargaining plan, which are managed by Certus. However, the Trustee records the activity of each plan separately in order to distinguish the specific assets available to each plan. Net investment assets and net investment earnings on the investments of the Master Trust are allocated daily to the plans participating in the Master Trust.
Such allocation is based on the ratio of net investment assets of each of the participating plans to total net investment at the time the Master Trust was formed, adjusted for any contributions or disbursements attributable to specific participating plans. Note 6 sets forth the Plan's proportionate interest in the Master Trust, and certain financial information of the Master Trust.

The number of participants in each fund as of December 31, 1995 was as follows:

   Putnam Voyager Fund...............................              354
   Putnam Vista Fund.................................              266
   The Putnam Fund for Growth and Income.............              288
   Putnam U. S. Government Income Trust..............              136
   Certus Interest Income Fund.......................              123
   Putnam Money Market Fund..........................               79
   Viacom Inc. Common Stock Fund.....................               35

The total number of participants in the Plan was less than the sum of the number of participants shown above because many of the Participants invest in more than one fund.

Loans to Participants:
- ---------------------

The Loan Fund is a separate fund established solely for the purpose of administering loans to participants. Participants are eligible to receive loans based on their account balances. The maximum loan available to a participant is the lesser of 50% of participants vested account balance in the Plan and the Affiliated Plan or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on a loan is established on the first day of each calendar quarter at a rate of 1% above the prime commercial rate. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing with the first payroll date immediately following the distribution of the loan. The Plan was amended effective July 1, 1994, allowing participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principle residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest to the Loan Fund are specifically identified in the respective participants' accounts within each fund.

                       THE SAVINGS AND INVESTMENT PLAN FOR

                       EMPLOYEES OF PVI TRANSMISSION INC.

                    NOTES TO FINANCIAL STATEMENTS (continued)

Contributions:
- -------------

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Internal Revenue Code ("IRC") limitations set forth below. PVI's matching contribution is equal to 40% (for participants with less than five years of service with the Company) or 50% (for participants with five or more years of service with the Company) of the first 5% of annual compensation that is contributed on a before-tax basis. As reflected in the financial statements, employer contributions consist of participants' before-tax contributions and the employer's matching contributions, and employee contributions consist of participants' after-tax contributions.

The IRC limits the amount of annual contributions that can be made on a before-tax basis; the limit was $9,240 for 1995 and 1994. Compensation recognized under the Plan may not exceed $150,000 for 1995 and 1994. The IRC also contains an annual limit on aggregate participant and employer contributions to defined contribution plans equal to the lesser of $30,000 or 25% of compensation. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the IRC.

Vesting:
- -------

Participants in the Plan are immediately vested in their own contributions. They are vested in the employer matching contributions upon completion of the earlier of one year of Plan participation or five years of employment service with the Company generally measured from date of hire. If participants terminate employment prior to being vested in their employer matching contributions and receive a distribution of the vested portion of their account, the non-vested portion of their account is forfeited and used to reduce future contributions and administrative expenses. Employer matching contributions of $4,111 and $2,235 during the year ended December 31, 1995 and December 31, 1994, respectively, were forfeited by terminating employees before those amounts became vested.

Distributions and Withdrawals:
- -----------------------------

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability, or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 even if they are still employed.

Participants who have been in the Plan or Affiliated Plan at least five years may elect to withdraw up to 100% of their employer matching contribution account and earnings thereon, while those who have participated less than five years are limited to withdrawing vested employer matching contributions

                       THE SAVINGS AND INVESTMENT PLAN FOR
                       EMPLOYEES OF PVI TRANSMISSION INC.

                    NOTES TO FINANCIAL STATEMENTS (continued)

made at least two years prior to the withdrawal including earnings thereon. In addition, participants in the Plan may receive part or all of their after-tax and rollover contributions. Upon attainment of age 59 1/2 participants may withdraw all or part of their before-tax contributions and earnings thereon. All of the above withdrawal elections are subject to a provision that a participant can make only one such request during each calendar year.

A participant may obtain a hardship withdrawal of employer matching contributions and before-tax contributions provided that the requirements for hardship are met. There is no restriction on the number of hardship withdrawals permitted.

At December 31, 1995 and December 31, 1994, there were no amounts allocated to withdrawing participants.

Plan Expenses:
- -------------

PVI pays for expenses incurred in connection with the administration of the Plan, while the Plan pays for expenses incurred in connection with the investment of Plan assets. Such investment fees are charged directly to or included in the net earnings of the respective funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
- ---------------------------------------------------

Accounting Method:
- -----------------

The accrual method of accounting is used for recordkeeping and financial statement presentation.

Investments:
- -----------

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments. Viacom Inc. Class B Common Stock is reported at fair value based on the quoted market price of the stock on the American Stock Exchange, Inc. Investments with registered investment companies are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed investment income contracts and bank investment contracts held by the Master Trust are reported at contract value (cost plus interest at contract rate less distributions to participants). Although the investment components of the bank investment "pass through" contracts are stated at fair market value based on quoted market prices, the addition of the guarantee component results in such contracts being reported at contract value. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, which approximates market value. The loans outstanding as of December 31, 1995 and 1994 carry interest rates ranging from 7% to 10%. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market.

                       THE SAVINGS AND INVESTMENT PLAN FOR
                       EMPLOYEES OF PVI TRANSMISSION INC.

                    NOTES TO FINANCIAL STATEMENTS (continued)

Security Transactions:
- ---------------------

Purchases and sales of securities are recorded on the trade date.

The historical average cost basis is used to determine gains or losses on security dispositions.

Payment of Benefits:
- -------------------

Benefits are recorded when paid.

NOTE 3 - INVESTMENTS:
- --------------------

Individual investments that represent greater than 5% of net assets available for benefits are identified below:
                                                             December 31,
                                                       -----------------------
                                                       1995               1994
                                                       ----               ----
      Putnam Voyager Fund.........................  $2,320,783          $980,103
      Putnam Vista Fund...........................   1,190,172           479,515
      Putnam Fund for Growth and Income...........   1,182,107           504,527
      Putnam U.S. Government Income Trust.........     255,767           138,507
      Putnam Money Market Fund....................      94,556            55,301
      Plan's Interest in Master Trust.............     291,577           166,987
      Viacom Inc. Class B Common Stock............     127,641                --

During 1995 and 1994, the Plan's investments (including investments bought, sold and held during the year) appreciated/(depreciated), as follows:

                                                       Year Ended December 31,
                                                       -----------------------
                                                        1995             1994
                                                        ----             ----
      Putnam Voyager Fund.........................  $  439,879         $   (147)
      Putnam Vista Fund...........................     183,391           (9,427)
      Putnam Fund for Growth and Income...........     189,965          (22,405)
      Putnam U.S. Government Income Trust.........      15,398           (4,264)
      Viacom Inc. Class B Common Stock ...........      (1,027)              --
                                                    ----------         --------

      Net appreciation (depreciation).............  $  827,606         $(36,243)
                                                    ==========         ========

                       THE SAVINGS AND INVESTMENT PLAN FOR

                       EMPLOYEES OF PVI TRANSMISSION INC.

                    NOTES TO FINANCIAL STATEMENTS (continued)

The Plan assigns units to participants within each of the respective funds. Total units, net asset value per unit and total net asset available for benefits in each fund at December 31, 1995 and 1994 were as follows:

                                                   Net Asset     Total Net Asset
                                       Total    Available for     Available for
              Fund                     Units  Benefits per Unit      Benefits
              ----                     -----  -----------------      --------

December 31, 1995:
- -----------------
Putnam Voyager Fund.................. 152,182        $15.50          $2,359,227
Putnam Vista Fund.................... 130,788          9.24           1,208,764
Putnam Fund for Growth and Income....  73,015         16.47           1,202,521
Putnam U. S. Government Income Trust.  19,391         13.42             260,324
Certus Master Trust.................. 298,160          1.00             298,160
Putnam Money Market Trust............  96,379          1.00              96,379
Viacom Inc. Common Stock Fund........   2,694         49.54             133,466
Loan Fund............................                                   125,000
                                                                     ----------
                                                                     $5,683,841
                                                                     ==========
December 31, 1994:
- -----------------
Putnam Voyager Fund..................  85,078        $12.34          $1,049,929
Putnam Vista Fund....................  66,785          7.81             521,489
Putnam Fund for Growth and Income....  39,664         13.77             546,357
Putnam U. S. Government Income Trust.  11,362         13.01             147,856
Certus Master Trust.................. 179,117          1.00             179,117
Putnam Money Market Trust............  58,800          1.00              58,800
Loan Fund............................                                    26,671
                                                                     ----------
                                                                     $2,530,219
                                                                     ==========

NOTE 4 - INCOME TAX STATUS:
- --------------------------

The Plan, as amended through December 1994, was found by the Internal Revenue Service ("IRS") in a letter issued June 16, 1995, to be qualified under
Section 401(a) of the IRC and is, therefore, exempt from federal income taxes under the provisions of Section 501(a). PVI believes that Plan amendments subsequent to December 1994, have not adversely affected the qualified status of the Plan.

PVI will be going through the Voluntary Compliance Resolution Program established by the IRS to correct errors in Plan operation relating to certain contributions made during 1994. PVI's management believes that the matter will be resolved in a manner satisfactory to the IRS and thereby will preserve the qualified status of the Plan.

                       THE SAVINGS AND INVESTMENT PLAN FOR

                       EMPLOYEES OF PVI TRANSMISSION INC.

                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5 - TERMINATION PRIORITIES:
- -------------------------------

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to participants in proportion to their respective interests in such net assets.

NOTE 6 - INVESTMENT IN MASTER TRUST:
- -----------------------------------

The value of the Plan's interest in the total investments of the Master Trust at December 31, 1995 and 1994 was 1.1% and .6%, respectively, and the allocated share of investment income was .8% and .6% for the respective years then ended.

The following table presents the fair value of investments of the Master Trust:

                                                        December 31,
                                                   --------------------
                                                   1995            1994
                                                   ----            ----
    Guaranteed investment contracts ........   $ 10,069,048    $ 12,689,002
    Bank investment "pass through" contracts     13,960,645      11,950,472
    Putnam short-term investment fund ......      3,176,052       1,861,942
    Receivable for investments
      sold .................................        211,205              --
    Accrued plan expenses ..................         (8,405)         (9,015)
    Payable for investments purchased.......             --          (7,136)
                                               ------------    ------------
             Net Investments in Master Trust   $ 27,408,545    $ 26,485,265
                                               ============    ============

Investment income of the Master Trust is as follows:
                                                 Year ended December 31,
                                                 -----------------------
  Investment Income:                               1995           1994
                                                   ----           ----
    Guaranteed investment contracts ........   $   877,860    $   995,929
    Bank investment "pass through" contracts       905,644        723,140
    Short-term investment funds ............        98,381         53,976
    Investment manager fees ................       (51,526)       (38,072)
                                               -----------    -----------
    Net Investment Income ..................   $ 1,830,359    $ 1,734,973
                                               ===========    ===========

The guaranteed investment contracts and bank investment "pass through" contracts are fully benefit-responsive and are therefore presented in the financial statements at contract value. The Company does not expect any employer initiated events that may cause premature liquidation to a contract at market value. At December 31, 1995, the fair value of such assets in the aggregate was $27,322,047 with an average yield of 6.85%. The return on assets for the year ended December 31, 1995 was 7.18%. The bank investment "pass through" contracts interest rates reset quarterly, with minimum crediting interest rates of zero, based upon the interest rate which, when applied to the current book value, will reproduce the expected cash flows of the underlying asset.

                       THE SAVINGS AND INVESTMENT PLAN FOR

                       EMPLOYEES OF PVI TRANSMISSION INC.

                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7 - SUBSEQUENT EVENTS:
- --------------------------

Effective January 1, 1996, the Paramount (PDI) Distribution Inc. Employee Savings Plan (a defined contribution plan sponsored by a subsidiary of NAI) merged with and into the Plan. The following paragraphs describe the significant effects of the merger.

Plan participants have the option of investing their contributions or existing account balance among the following funds: (1) Putnam Voyager Fund; (2) Putnam Investors Fund; (3) George Putnam Fund of Boston; (4) Capital Research EuroPacific Growth Fund; (5) Putnam Fund for Growth and Income; (6) Putnam Income Fund; (7) Certus Interest Income Fund; and (8) Viacom Inc. Common Stock Fund. The Putnam Investors Fund, George Putnam Fund of Boston and Putnam Income Fund are registered investment companies managed by Putnam Management Company, Inc. and, therefore, are identified as parties-in-interest. The Capital Research EuroPacific Growth Fund is a registered investment company managed by Capital Research and Management Company.

The Plan was amended regarding PVI's matching contributions. Such contributions will be equal to 50% of the first 6% of annual compensation that is contributed on a before-tax basis if base pay is $65,000 or less at a specified date (5% of annual compensation if base pay is greater than $65,000). For employees hired after January 1, 1996, PVI's matching contribution will vest at 20% per year of service, becoming fully vested after five years of service.

                                                                      SCHEDULE I

                       THE SAVINGS AND INVESTMENT PLAN FOR
                       EMPLOYEES OF PVI TRANSMISSION INC.

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          YEAR ENDED DECEMBER 31, 1995

                                                                     (c)     Units/Principal/
           (b)  Identity of issue, borrowing lessor or similar party       Maturity Value and    (d)   Cost of         (e) Current
                ----------------------------------------------------          Interest Rates        acquisitions            Value
                                                                              --------------        ------------            -----
       REGISTERED INVESTMENT COMPANIES:
   *      Putnam Voyager Fund.......................................           152,182 units          1,909,871          2,320,783
   *      Putnam Vista Fund.........................................           130,788 units          1,027,952          1,190,172
   *      Putnam Fund for Growth and Income.........................            73,015 units          1,026,060          1,182,107
   *      Putnam U.S. Government  Income Trust......................            19,391 units            244,867            255,767
   *      Putnam Money Market Fund..................................            94,556 units             94,556             94,556

   *   Viacom Inc. Class B Common Stock.............................             2,694 shares           128,764            127,641

       Plan's Interest in Master Trust..............................         $ 291,577               $  291,577         $  291,577

       Loans to participants........................................    Various maturities and          124,320            124,320
                                                                             interest rates          ----------         ----------

                                    Total investments...............                                 $4,847,967         $5,586,923
                                                                                                     ==========         ==========


* Identified as a party-in-interest to the Plan.

                                                                    SCHEDULE II

                         SAVINGS AND INVESTMENT PLAN FOR
                       EMPLOYEES OF PVI TRANSMISSION INC.

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1995


                                                                                                      Current Value
                                                                                                       of Asset on
                                                               Purchase      Selling      Cost of      Transaction        Net Gain
   Identity of Party Involved         Description of Asset      Price        Price        Asset           Date            (Loss)
   --------------------------         ---------------------     -----        -----        -----           ----            ------

Single Transactions:
- -------------------

None


Series Transactions:
- -------------------

Putnam Voyager Fund                       85,662 units       $1,029,891
                                          18,370 units                       $248,669     214,250       $248,669          $34,419
Putnam Vista Fund                         75,532 units         $526,643

Putnam Fund for Growth and Income         41,525 units         $537,352


                                       S-2